Exhibit 99(b)

TCEH Consolidated

Adjusted EBITDA Reconciliation

	Year Ended December 31, 2008	Year Ended December 31, 2007
	(millions of dollars)
Net income (loss)	$(8,862)	$35
Income tax benefit	(411)	(56)
Interest expense and related charges	3,918	910
Depreciation and amortization	1,092	568

EBITDA	$(4,263)	$1,457

Interest income	(60)	(281)
Amortization of nuclear fuel	76	69
Purchase accounting adjustments (a)	413	128
Impairment of goodwill	8,000	—
Impairment of assets and inventory write down (b)	1,210	—
Unrealized net (gain) or loss resulting from hedging transactions	(2,329)	2,278
Losses on sale of receivables	29	39
Noncash compensation expense (SFAS 123R) (c)	10	8
Severance expense (d)	3	—
Transition and business optimization costs (e)	33	21
Transaction and merger expenses (f)	10	—
Insurance settlement proceeds (g)	(21)	—
Restructuring and other (h)	31	(33)
Expenses incurred to upgrade or expand a generation station (i)	100	5

Adjusted EBITDA per Incurrence Covenant	$3,242	$3,691

Expenses related to unplanned generation station outages (i)	250	—
Other adjustments allowed to determine Adjusted EBITDA per Maintenance Covenant (j)	15	—

Adjusted EBITDA per Maintenance Covenant	$3,507	$3,691

(a)	Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also includes certain credits not recognized in net income due to purchase accounting.
(b)	Impairment of assets includes impairments of emission allowances and trade name intangible assets and impairment of the natural gas-fueled generation fleet.
(c)	Noncash compensation expenses exclude capitalized amounts.
(d)	Severance expense includes amounts incurred related to outsourcing, restructuring and other amounts deemed to be in excess of normal recurring amounts.
(e)	Transition and business optimization costs include professional fees primarily for retail billing and customer care systems enhancements and certain incentive compensation.
(f)	Transaction and merger expenses include costs related to the Merger and costs related to certain growth initiatives.
(g)	Insurance settlement proceeds include the amount received for property damage to certain mining equipment.
(h)	Restructuring and other for 2008 includes the charge related to the bankruptcy of a subsidiary of Lehman Brothers Holdings Inc., and for 2007 includes credits related to impaired combustion turbine leases and other restructuring initiatives and nonrecurring activities.
(i)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.
(j)	Primarily pre-operating expenses relating to Oak Grove and Sandow 5.